AIS

[redacted]

08002665

May 14, 2008

RECEIVED

2008 MAY 19 A 9:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 062/2008, AIS-CP 063/2008, AIS-CP 064/2008**

Subject:
1. Report of Financial Covenants Compliance of Advanced Info Service Plc.
2. Notification of the Resolutions of the Board of Directors' Meeting No. 4/2008
3. Submission of reviewed consolidated and company financial statements for the first quarter of 2008 (1Q08) and clarification of a difference in net profit of the Company financial statements, for the three-month periods, which changed by more than 20% from the same period of last year.

Date: May 14, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED

MAY 21 2008

THOMSON REUTERS

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

AIS-CP 062/2008

May 14, 2008

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS093A and AIS093B the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at March 31, 2008 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 31 March 2008 were 0.46 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

AIS-CP 063/2008

May 14, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2008.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") has resolved in the meeting No. 4/2008 held on May 14, 2008 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2008 dated March 20, 2008
2. Approved the balance sheet, statement of income and statement of cash flow for the first quarter of 2008 ended March 31, 2008.
3. Approved the amendment of Qualification of Audit Committee in a clause of "Term of audit committee" as follow;

   "A Committee member shall serve for a term of not exceeding three years. A retiring member may be re-elected provided he shall not serve for more than three consecutive terms.

   The objective is to be consistent with the Company's Corporate Governance Policy.

4. Approved the appointment of Mr. Hubert Ng Ching-Wah to be the Member of the Executive Committee of the Company, approved the resignation of Mr. Somprasong Boonyachai from the Member of the Executive Committee, and appointed Mr. Allen Lew Yong Keong to be the Chairman of the Executive Committee, effectively on June 1, 2008 onwards.

   At present, the Company's Executive Committee is composed of the following members;

1) Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2) Mr. Allen Lew Yong Keong	Vice Chairman of the Executive Committee
3) Dr. Dumrong Kasemset	Member of the Executive Committee
4) Mr. Vikrom Sriprataks	Member of the Executive Committee
5) Ms. Nidchanun Santhaveesuk	Member of the Executive Committee

   Effective on June 1, 2008 onwards, the Company's Executive Committee will be composed of the following members;

1) Mr. Allen Lew Yong Keong	Chairman of the Executive Committee
2) Dr. Dumrong Kasemset	Member of the Executive Committee
3) Mr. Vikrom Sriprataks	Member of the Executive Committee
4) Ms. Nidchanun Santhaveesuk	Member of the Executive Committee
5) Mr. Hubert Ng Ching-Wah	Member of the Executive Committee

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

AIS-CP 064/2008

May 14, 2008

Subject: Submission of reviewed consolidated and company financial statements for the first quarter of 2008 (1Q08) and clarification of a difference in net profit of the consolidated and company financial statements, which changed by more than 20% from the same period of last year.

To: The President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for 1Q08 in Thai and English
2. Management and Discussion Analysis for 1Q08
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 1Q08. In addition, the Company would like to clarify the reasons of a difference in net profit, which increased by more than 20% from the same period of last year.

In 1Q08, the Company and its subsidiaries reported a net profit of Baht 5,124 million, increased 28.61% year on year (y-o-y) from Baht 3,984 million in 1Q07 due to the following reasons;

Service revenues excluding interconnection revenue (IC) increased 9.9% y-o-y to Baht 21,426 million in 1Q08 from Baht 19,493 million in 1Q07 as a result of strong revenue growth in prepaid, non-voices, and international calls.

Selling and administrative expenses declined 17.3% y-o-y to Baht 2,585 million in 1Q08 from Baht 3,126 million in 1Q07 due to lower marketing expenses, improving bad debt provision and discontinue amortizing of goodwill following a change in accounting policy.

Marketing expense in 1Q08 declined 26.5% y-o-y. In 1Q08, marketing expense account for 2.6% of total revenue excluding IC, compared to 4.5% in 4Q07 and 3.7% in 1Q07. Marketing expense is usually low during the first quarter of the year and is highest in the forth quarter.

Bad debt provision continued to improve in this quarter, representing 2.5% of postpaid revenue, declined from 4.1% in 4Q07 and 6.6% in 1Q07. This showed the improved quality of postpaid subscribers from the previous year as the acquisition strategy of postpaid subscriber has been realigned to balance between revenue growth from low-quality subscribers and risk of bad debt expense.

Since 1 January 2008, there was a change in the Company's accounting policy as follows;

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or

January 2008. The transitional provisions are to discontinue amortizing such goodwill; eliminate the carrying amount of the related accumulated amortization with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Company and its subsidiaries have, accordingly, changed their accounting policy for goodwill and negative goodwill prospectively from 1 January 2008. The effect of the change in accounting policy on the consolidated financial statements for the three-month period ended 31 March 2008 is to reduce the charge to the statement of income resulting from the amortization of goodwill that would have been recognized under the previous accounting policy by approximately Baht 292 million, with a corresponding increase in reported profit for the period.

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

Management's Discussion and Analysis 1Q08

OPERATIONAL HIGHLIGHTS

- Subscriber reached 25.1m with improving quality net additions of 982k for 1Q08
- ARPU and MOU rose q-o-q from higher usage
- RPM continued downward trend from off-peak usage

Subscriber as of March 2008 was 25.1m. Net additions for 1Q08 were 982k, increased from 901k in 4Q07. Subscriber growth remained strong particularly from the northeast area. New acquisition was strong on prepaid while postpaid continued to improve on quality acquisition.

Prepaid subscribers grew 943k for the quarter, compared to 1m in 4Q07. While new acquisition continued to be strong, churn also rose to 4.4% from 3.9% in 4Q07. The prepaid churn rate has been trending upward since 2H07 following the growth of multiple SIM in the industry. In fact, high churn rate reflects certain limit to the proliferation of multiple SIM and hence slowdown ARPU dilution.

On q-o-q basis, **ARPU and MOU** continued to increase following higher usage. Prepaid ARPU excl. IC increased 1.8% q-o-q while MOU rose 8.8% q-o-q. Overall prepaid outgoing minute traffic grew 14% q-o-q mainly from higher usage on off-peak packages (e.g. 10pm-10am, 6am-6pm) which continued to pressure revenue per minute. RPM declined to Bt0.90 from Bt0.95 in 4Q07.

Postpaid net additions turned positive for 1Q08 amounted to 39k due to significantly lower churn rate which declined to 1.9% from 4.7% in 4Q07. The lower churn reflects (1) improving of overall quality of subscriber base as well as healthy new subscriber acquisition during the previous quarter, and (2) the ending of the clean-up exercise of low-quality subscribers, which was the problem of bad debt last year. **Postpaid ARPU** excl. IC rose 1.7% q-o-q from higher usage as MOU rose 3.7% q-o-q.

New tariff plans in the 1Q08 focused on selling off-peak minutes at discount to the peak hours. This resulted in (1) better utilization of traffic at different hours in a day, (2) higher outgoing traffic relative to incoming traffic, and (3) incremental revenue on under-utilized capacity.

CHANGE IN ACCOUNTING STANDARD

TAS 43 Business Combinations (impact to goodwill amortization)

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008.

Since 1 January 2008 the Group has prospectively applied change in accounting policy for goodwill as the followings:

- From the beginning of the first annual period beginning on or after 1 Jan 2008, discontinue amortizing such goodwill
- From the beginning of the first annual period beginning on or after 1 Jan 2008, test the goodwill for impairment in accordance with relevant Thai Accounting Standards..

The effect of the change in accounting policy on the Group's consolidated financial statements for the three-month period ended 31 March 2008 is to discontinue amortizing goodwill by Baht 292.02 million. As at 31 March 2008, the Group has impairment for goodwill as Baht 15.14 million.

FINANCIAL RESULTS

- Continued growth momentum of 9.9% y-o-y underlying service revenue
- Growth drivers were from prepaid, non-voice, and international call
- Non-voice revenue contributed 12.5% of service revenue from 11% in FY07

Service revenue
(Bt million)

Service revenue excluding IC	1Q08		1Q07		4Q07		y-o-y	q-o-q
Postpaid (voice + data)	4,900	22.9%	5,489	28.2%	4,847	24.1%	-10.7%	1.1%
Prepaid (voice + data)	14,111	65.9%	12,203	62.6%	13,350	66.4%	15.6%	5.7%
International roaming	1,147	5.4%	1,009	5.2%	1,025	5.1%	13.7%	11.9%
Others (IDD, other fees)	1,268	5.9%	792	4.1%	890	4.4%	60.2%	42.5%
	21,426	100%	19,493	100%	20,112	100%	9.9%	6.5%

Service revenue excluding interconnection revenue for 1Q08 were Bt21,426m, grew 9.9% y-o-y and 6.5% q-o-q due to strong growth on prepaid, non-voice and international call.

Prepaid revenue (voice and non-voice), which represents 66% of service revenue (excl. IC) compared to 63% in 1Q07, grew 15.6% y-o-y and 5.7% q-o-q from strong subscriber growth and higher usage across all regional segments. Growth in the northeast area was relatively outperforming other regions. The off-peak packages despite pressuring RPM also contributed higher revenue both y-o-y and q-o-q.

Postpaid revenue declined 10.7% y-o-y due to lower postpaid subscribers following clean-up of low-quality subscribers acquired in early 2007. On q-o-q basis, revenue was increased 1.1% from higher subscriber and increased ARPU. As of 1Q08 postpaid portion shared less contribution of 23% to service revenue, compared to 28% in 1Q07.

Non-voice revenue grew 26% y-o-y to Bt2,674m, represented 12.5% of service revenue (excl. IC) compared to 10.9% in 1Q07. Key growth areas were from EDGE-data usage such as mobile internet, downloads and MMS which grew 73% y-o-y while SMS grew 24% y-o-y following strong subscriber growth.

International call represented 3.6% of service revenue (excl. IC), compared to 1.1% in 1Q07 and 1.7% in 4Q07. The larger contribution was due to the full service on AIN international telephone gateway which currently transports all the traffic dialed via the default (+) sign for both AIS subscribers and foreign roamers.

Interconnection revenue/cost

Interconnection (Bt million)	1Q07	2Q07	3Q07	4Q07	1Q08
Revenue	2,656	5,217	4,357	4,301	4,256
Cost	2,154	4,101	3,842	3,956	4,139
Net interconnection	501	1,116	515	345	117

* Recognition of IC in 2007 was fully realized only in 4Q07

Interconnection (IC) revenue for 1Q08 was Bt4,256m while interconnection cost was Bt4,139m, netting to the amount of Bt117m of net IC revenue for the quarter. AIS has been pushing more outgoing minutes off network through the flat-rate tariff plans (Bt3 for 1st minute, Bt0.50/minute for 2nd minute onward) while the incoming traffic was relatively flat.

Sales revenues declined 26% y-o-y and 8.1% q-o-q due to lower unit sales of handset from 0.9m in 4Q07 to 0.8m in 1Q08. Meanwhile average handset price was relatively stable. Sales margin declined to 7.6% from 8.3% in 4Q07.

Cost of service

Cost of service excl. IC (Bt million)	1Q08	1Q07	4Q07	y-o-y	q-o-q
Amortization	4,380	3,905	4,377	12.2%	0.1%
Base station- rental & utility	611	559	583	9.1%	4.7%
Maintenance	425	464	478	-8.3%	-11.1%
Others	946	874	888	8.2%	6.5%
	6,362	5,802	6,326	9.6%	0.6%

Cost of service excluding IC cost increased 9.6% y-o-y mainly from higher amortization which rose 12.2% y-o-y as the amortization period becomes shorter according to the remaining concession life. Cost of international telephone gateway also increased y-o-y following higher traffic.

Concession fee

(Bt million)	1Q08	1Q07	4Q07	y-o-y	q-o-q
Concession fee	5,157	4,814	5,412	7.1%	-4.7%
% of service revenue excl. IC	24.1%	24.7%	26.9%		

Concession fee was 24% of service revenue excluding IC, compared to 24.7% in 1Q07 as revenue proportion from postpaid was smaller. On q-o-q basis, concession fee as % of service revenue declined due to booking of revenue share on full year of net IC revenue in 4Q07.

SG&A

(Bt million)	1Q08	1Q07	4Q07
% marketing expense to total revenue (excl. IC)	2.6%	3.7%	4.5%
% bad debt to postpaid revenue	2.5%	6.6%	4.1%

SG&A declined 17.3% y-o-y and 23.6% q-o-q due to less marketing spending, no amortization of goodwill, and lower bad debt provision. Marketing spending for 1Q08 was 2.6% of total revenue excluding IC, compared to 4.5% in 4Q07 and 3.7% in 1Q07. Marketing expense is usually low during 1Q of the year and is highest in 4Q. Bad debt continued to improve in this quarter, representing 2.5% of postpaid revenue, declined from 4.1% in 4Q07. This showed the improved quality of postpaid subscribers from the previous year as the acquisition strategy of postpaid subscriber has been realigned to balance between revenue growth from low-quality subscribers and risk of bad debt expense.

EBITDA margin was 42.9%, improved from 31.8% in 4Q07 due to the impact of IC recognition. Excluding IC, EBITDA margin improved q-o-q to 49.9% from 45.8% due to revenue improvement and lower marketing expense and bad debt.

EBITDA (Bt million)	1Q08	1Q07	4Q07
Operating profit	**7,664**	**6,079**	**7,736**
Depreciation PPE	755	740	958
Amortization of computer software	94	117	98
Amortization of asset under concession	3,638	3,158	3,501
Amortization of concession right	114	114	114
Amortization of goodwill	-	292	292
Impairment loss on goodwill	15	-	-
EBITDA	**12,280**	**10,500**	**12,698**
EBITDA margin	**42.9%**	**44.7%**	**31.8%**
IC revenue	4,256	-	16,530
IC cost	4,139	-	14,054
Revenue share on IC and other cost	1	-	461
EBITDA excl. IC	**12,164**	**10,500**	**10,682**
EBITDA margin excl. IC	**49.9%**	**44.7%**	**45.8%**

Exchange gain / loss for 1Q08 amounted to Bt134m, increased from Bt9m in 1Q07 and Bt28m in 4Q07 as a result of Bath appreciation impact on foreign currency deposit as well as revenue and receivable on international roaming.

Net profit for 1Q08 was Bt5,124m, increased 28.6% y-o-y as a result of improving revenue and lower SG&A and discontinue of amortizing goodwill. On q-o-q basis, net profit slightly declined 0.2% due to booking of full-year interconnection in 4Q07. For comparison, the below table was developed to show the comparable net profit by quarter.

Comparative net profit

Consolidated (Bt million)	Tax deductible	Where	1Q08	1Q07	4Q07	y-o-y	q-o-q
Reported net income			**5,124**	**3,984**	**5,132**	**28.6%**	**-0.2%**
Add: Goodwill amortization	No	SG&A	-	292	292		
Impairment of goodwill	No	SG&A	15	-	-		
(1) Net income before goodwill			**5,139**	**4,276**	**5,424**	**20.2%**	**-5.2%**
Deduct: Reported net IC after tax	Yes		(81)	-	(1,411)		
(2) Net income before goodwill & IC			**5,058**	**4,276**	**4,013**	**18.3%**	**26.1%**
Add: Actual net IC by quarter	Yes		81	285	206		
(3) Net income before goodwill, including net IC			**5,139**	**4,561**	**4,218**	**12.7%**	**21.8%**

Balance sheet structure

Total asset was Bt132,680m as of 1Q08, increased from Bt128,942m due to higher cash outstanding reserved for the dividend payment in May. Trade account receivable as of 1Q08 decreased to Bt5,177m from Bt8,054m as of 4Q07 as the Company received payment of interconnection of Bt2.5bn. Net fixed asset or network-related asset (including network under concession, PPE, and computer software) represented 65% of total asset. The company continued its network investment for capacity and coverage with total investment expenditure of Bt2,111m for the period. However, the net fixed asset declined to Bt85,992m as of 1Q08 from Bt88,415m as of year-end 2007 due to larger amortization for the period than the capex.

Bt million	1Q08	% of total asset	4Q07	% of total asset
Current Assets	26,450	19.9%	20,586	16.0%
Property and Equipment	8,265	6.2%	8,561	6.6%
Networks under Concession	76,432	57.6%	78,527	60.9%
Intangible asset	10,467	7.9%	10,593	8.2%
Defer tax asset	10,077	7.6%	10,031	7.8%
Others	989	0.7%	644	0.5%
Total Assets	**132,680**	**100.0%**	**128,942**	**100.0%**

Liquidity improved as current ratio was 89% as of 1Q08 compared to 73% as of year end 2007 mainly contributed by higher outstanding cash. Cash outstanding represented 56% of total current asset or amounted to Bt14,718m as of 1Q08, compared to Bt8,317m as of Dec-07. Short-term investment for the period increased to Bt1,733m from Bt123m in previous quarter mainly from investment in short-term bill of exchange which had higher interest yield.

Bt million	1Q08	% of total asset	4Q07	% of total asset
Cash	14,718	11.1%	8,317	6.4%
ST investment	1,733	1.3%	123	0.1%
Trade receivable	5,177	3.9%	8,054	6.2%
Inventories	2,051	1.5%	1,236	1.0%
Other current assets	2,771	2.1%	2,855	2.2%
Current Assets	26,450	19.9%	20,586	16.0%

Capital structure remained strong with low financial leverage. As of 1Q08, total liability to equity improved to 64% from 71% as of year-end 2007 due to higher retained earnings for the period. The unappropriated retained earnings for the period was Bt55,122m, increased from Bt49,999m as of year-end 2007. At the shareholders Annual General Meeting held on 10 April 2008, the shareholders passed a resolution to approve a declaration of dividend for 2,960m shares of Baht 3.30 each, totaling Baht 9,769m. The dividend was paid to the shareholders on 8 May 2008. Net debt to equity was 14% as of 1Q08, compared to 29% in FY07 due to cash reserved for dividend. After dividend payment in May, net debt to equity should be approximately 26%.

Bt million	1Q07	2Q07	3Q07	4Q07	1Q08
Total interest-bearing debt	28,402	31,321	33,600	30,349	26,105
Total liabilities	56,110	55,570	56,173	53,481	51,937
Total equity	81,632	75,556	70,308	75,461	80,743
Net debt to equity	19%	30%	37%	29%	14%
Total liabilities to equity	69%	74%	80%	71%	64%

Debentures and Loans As of 1Q08, total debentures and borrowings was Bt26,105m, decreased from Bt30,349m as of year-end 2007 as the Company repaid its short-term borrowing and debenture. Of the total outstanding debt, 13% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.5% per annum. In April 2008, the Company has issued Bt4,000m of 5-year debenture at the interest rate of 4.0% for year 1-2 and 4.9% for year 3-5.

Bt million	Balance 2007	Balance 1Q08	Int. rate	Repayment[1] 2008	2009	2010	2011	2012	2013
Short term borrowing	3,492	-	3.9%	3,492	-	-	-	-	-
Long term loan[2]	10,681	10,679	5.0%	30	59	59	9,544	59	59
Debenture	16,111	15,363	5.8%	1,500	6,627	-	4,000	-	4,000
Financial lease	64	63	9.2%	23	17	12	8	4	-
Total debt	30,349	26,105	5.5%	5,045	6,703	71	13,552	63	4,059

(1) includes bond issuing cost; (2) includes swap and forward contract

Cash Flow

Cash flow position remained strong to support capex and debt repayment. For 1Q08, the company generated Bt14,790m of cash flow from operation, spent Bt2,111m on network investment while repaid Bt4,256m of debt. The net cash increase was Bt6,511m reserved as cash and short-term B/E.

Source and use of fund: 1Q08

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before change in working capital	12,491	CAPEX & Fixed assets	2,111
Share capital and share premium	228	Short-term investments	1,610
Disposal of property and equipment	2	Repayment of LT borrowing & finance lease	756
Interest received	59	Repayment of ST borrowing	3,500
Changes in working capital	2,299	Interest paid	464
		Cash increase	6,511
		Additional investment in subsidiary	126
Total	**15,079**	Total	**15,079**

FY2008 Management outlook & strategy

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	5-7% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization	10-12% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin	45-46% excluding IC
Capex	Bt16-17bn cash capex for FY08 (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

AIS is aiming to maintain its revenue market share at 50%, and to deliver 5-7% service revenue growth in 2008, as well as continue to deliver EBITDA growth, as it had in the past two quarters. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end with the 2G capex budget of Bt16-17bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10-12% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. The company hence expects net IC for FY08 to be significantly lower than the Bt2.5bn net IC in 2007. Based on 1Q08 net interconnection revenue of 117m, the net IC for FY08 is expected to decline to Bt400-600m.

FINANCIAL SUMMARY

Consolidated income statement

Unit: Bt. million	1Q08		1Q07		4Q07		% y-o-y	% q-o-q
Service revenue excl. IC	21,426	74.8%	19,493	83.0%	20,112	50.4%	9.9	6.5
IC revenue	4,256	14.9%	0	0.0%	16,530	41.5%	n/a	-74.3
Service revenue	25,682	89.6%	19,493	83.0%	36,642	91.9%	31.8	-29.9
Sales revenue	2,966	10.4%	4,006	17.0%	3,228	8.1%	-26.0	-8.1
Total revenue	28,648	100.0%	23,498	100.0%	39,870	100.0%	21.9	-28.1
Cost of service excl. IC	(6,361)	-22.2%	(5,802)	-24.7%	(6,326)	-15.9%	9.6	0.5
IC cost	(4,139)	-14.4%	0	0.0%	(14,054)	-35.2%	n/a	n/a
Cost of service	(10,500)	-36.7%	(5,802)	-24.7%	(20,380)	-51.1%	81.0	-48.5
Concession & excise tax	(5,157)	-18.0%	(4,814)	-20.5%	(5,412)	-13.6%	7.1	-4.7
Cost of sales	(2,742)	-9.6%	(3,676)	-15.6%	(2,960)	-7.4%	-25.4	-7.4
Total cost	(18,399)	-64.2%	(14,293)	-60.8%	(28,752)	-72.1%	28.7	-36.0
Gross profit	10,249	35.8%	9,206	39.2%	11,118	27.9%	11.3	-7.8
SG&A	(2,585)	-9.0%	(3,126)	-13.3%	(3,382)	-8.5%	-17.3	-23.6
Directors' remuneration	(3)	0.0%	(2)	0.0%	(4)	0.0%	55.2	-19.1
Operating profit	7,661	26.7%	6,077	25.9%	7,733	19.4%	26.1	-0.9
Interest expense	(374)	-1.3%	(448)	-1.9%	(427)	-1.1%	-16.4	-12.5
Other income	192	0.7%	201	0.9%	163	0.4%	-4.5	17.4
Exchange gain/(Loss)	(134)	-0.5%	(9)	0.0%	(28)	-0.1%	1,325.6	379.1
EBT	7,344	25.6%	5,821	24.8%	7,441	18.7%	26.2	-1.3
Minority interest	(21)	-0.1%	16	0.1%	22	0.1%	-232.7	-199.6
Corporate tax	(2,199)	-7.7%	(1,854)	-7.9%	(2,330)	-5.8%	18.6	-5.6
Net income	5,124	17.9%	3,984	17.0%	5,132	12.9%	28.6	-0.2

Revenue and cost breakdown

Service revenue excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Basic voice									
GSM Advance	23.4%	22.6%	21.0%	21.3%	22.5%	22.5%	20.6%	18.5%	17.0%

GSM 1800	1.6%	1.5%	1.3%	1.3%	1.0%	1.0%	0.9%	0.8%	0.7%
Postpaid	25.0%	24.1%	22.3%	22.6%	23.5%	23.5%	21.5%	19.3%	17.7%
Prepaid	59.7%	59.1%	60.4%	58.4%	56.3%	57.6%	59.1%	59.5%	58.5%
Non-voice									
Postpaid	3.4%	3.7%	3.8%	4.2%	4.6%	4.3%	4.5%	4.8%	5.2%
Prepaid	5.2%	6.2%	6.3%	6.2%	6.3%	6.2%	6.6%	6.9%	7.3%
International roaming	4.4%	4.2%	4.2%	5.1%	5.2%	4.2%	4.4%	5.1%	5.4%
Others (IDD, other fees)	2.3%	2.7%	3.0%	3.5%	4.1%	4.2%	3.9%	4.4%	5.9%
	100%	100%	100%	100%	100%	100%	100%	100%	100%

Sales revenue	**1Q06**	**2Q06**	**3Q06**	**4Q06**	**1Q07**	**2Q07**	**3Q07**	**4Q07**	**1Q08**
Handset	92.4%	92.1%	95.8%	93.0%	93.7%	93.4%	94.7%	95.2%	95.0%
SIM	7.6%	7.9%	4.2%	7.0%	6.3%	6.6%	5.3%	4.8%	5.0%
	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of service excl. IC	**1Q06**	**2Q06**	**3Q06**	**4Q06**	**1Q07**	**2Q07**	**3Q07**	**4Q07**	**1Q08**
Amortization	71.5%	71.2%	67.4%	68.3%	67.3%	68.4%	68.7%	69.2%	68.8%
Base station – rental & utility	7.9%	9.1%	9.1%	9.6%	9.6%	9.8%	9.3%	9.2%	9.6%
Maintenance	8.6%	7.7%	8.8%	8.3%	8.0%	7.3%	7.8%	7.6%	6.7%
Others	12.0%	12.0%	14.7%	13.8%	15.1%	14.5%	14.2%	14.0%	14.9%
	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of sales	**1Q06**	**2Q06**	**3Q06**	**4Q06**	**1Q07**	**2Q07**	**3Q07**	**4Q07**	**1Q08**
Handsets	98.1%	97.7%	98.5%	97.6%	97.6%	97.1%	96.9%	97.6%	97.6%
SIM	1.9%	2.3%	1.5%	2.4%	2.4%	2.9%	3.1%	2.4%	2.4%
	100%	100%	100%	100%	100%	100%	100%	100%	100%

Consolidated balance sheet

Bt. million	**1Q08**	**% of total asset**	**4Q07**	**% of total asset**
Current Assets	26,450	19.9%	20,586	16.0%
Property and Equipment	8,265	6.2%	8,561	6.6%
Networks under Concession	76,432	57.6%	78,527	60.9%
Intangible asset	10,467	7.9%	10,593	8.2%
Defer tax asset	10,077	7.6%	10,031	7.8%
Others	989	0.7%	644	0.5%
Total Assets	**132,680**	100.0%	**128,942**	100.0%
ST loan from financial institution	-	-	3,492	2.7%
Account Payable-trade	4,156	3.1%	4,218	3.3%
Current Portion of LT Debt	3,991	3.0%	1,545	1.2%
Current Portion of Concession	9,720	7.3%	8,373	6.5%
Long-term Debt	22,225	16.8%	25,312	19.6%
Other Liabilities	11,845	8.9%	10,541	8.2%
Total Liabilities	**51,937**	39.1%	**53,481**	41.5%
Total Equity	**80,743**	60.9%	**75,461**	58.5%

Key ratios

	1Q08	1Q07	4Q07
EBITDA (Bt. million)	12,280	10,500	12,698
EBITDA margin	42.9%	44.7%	31.8%
Interest coverage (x)	20.5	13.6	18.1
DSCR (x)	6.3	5.5	5.3
Net debt / EBITDA (x)	0.23	0.36	0.43
Net debt / Equity (%)	14%	19%	29%
Interest-bearing debt to Equity (x)	0.32	0.35	0.40
Total liabilities to Equity (x)	0.64	0.69	0.71
Free cash flow to EV (%)	10.4%	6.8%	8.9%
ROE (%)	26%	20%	28%

OPERATIONAL DATA

Subscribers	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	1,797,100	1,868,200	2,143,700	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100
GSM 1800	114,800	105,400	98,700	92,000	86,800	82,600	82,400	81,400
Postpaid	1,911,900	1,973,600	2,242,400	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500
Prepaid	15,406,000	15,749,500	17,279,100	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800
Total subscribers	17,317,900	17,723,100	19,521,500	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300

Net additions	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	-6,100	61,700	268,800	384,300	26,400	-221,200	-146,000	38,600
Prepaid	690,100	343,500	1,529,600	1,183,500	1,575,700	734,200	1,047,000	943,300
Total net additions	684,000	405,200	1,798,400	1,567,800	1,602,100	513,000	901,000	981,900

Churn rate (%)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	1.1%	0.9%	1.0%	2.5%	3.9%	4.8%	4.7%	1.9%
Prepaid	2.8%	3.2%	2.7%	2.9%	2.7%	3.9%	3.9%	4.4%
Blended	2.6%	2.9%	2.5%	2.9%	2.9%	4.0%	4.0%	4.2%

Subscriber market share	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	41%	41%	43%	44%	44%	42%	41%	n/a
Prepaid	52%	50%	50%	50%	49%	47%	46%	n/a
Total	51%	48%	49%	49%	48%	46%	46%	n/a

*new ARPU excl. IC (Bt: net all-in)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	964	876	845	811	741	696	744	757
GSM 1800	815	805	806	781	773	760	739	730
Postpaid	955	872	843	809	742	698	743	756
Prepaid	286	277	262	249	234	222	227	231
Blended	362	343	328	317	295	274	279	280

*new ARPU incl. net IC (Bt: net all-in)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	n/a	n/a	n/a	788	708	665	696	708
GSM 1800	n/a	n/a	n/a	781	773	760	739	730
Postpaid	n/a	n/a	n/a	787	710	668	698	708
Prepaid	n/a	n/a	n/a	263	258	233	238	237

Blended	n/a	n/a	n/a	326	312	282	283	282

MOU (minutes: outgoing only)	**2Q06**	**3Q06**	**4Q06**	**1Q07**	**2Q07**	**3Q07**	**4Q07**	**1Q08**
GSM Advance	521	559	550	587	504	511	573	594
GSM 1800	418	418	426	412	416	422	426	476
Postpaid	515	551	544	580	501	507	568	589
Prepaid	303	229	214	228	218	224	239	260
Blended	327	265	251	270	252	256	271	290

Traffic	**2Q06**	**3Q06**	**4Q06**	**1Q07**	**2Q07**	**3Q07**	**4Q07**	**1Q08**
% outgoing to total minute	n/a	n/a	n/a	46%	47%	48%	48%	48%
% on-net to total outgoing minute	n/a	n/a	n/a	56%	63%	68%	70%	71%

* From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

QUARTERLY REVIEW OF TARIFF PLANS

Prepaid plans for new subscription

Aow Pai Leoy Bt3, 1/min **เอาไปเลย นาทีละ 1 บาท**	- 6pm-10pm: Bt3 for the first minute, Bt1/minute thereafter - 10pm-6pm: Bt2 for the first minute, Bt0.50/minute thereafter
Sawasdee	- Bt2/minute for on-net, Bt4/minute for off-net - Cost of SIM: Bt110, 1-year validity
Sawasdee North East	- Call made in northeast area: Bt1/minute - Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net - Cost of SIM: Bt110, 1-year validity
Moo-Hou	- Call made in northeast area : On-net: Bt2 for the first minute and Bt0.50/minute thereafter Off-net: Bt2 for the first minute and Bt1/minute thereafter - Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net - Cost of SIM: Bt50, Validity: Bt100 for 30 days
Sawasdee SIM Mae Yok	- Bt2 per minute to all networks - Cost of SIM: Bt50, Validity: Bt100 for 30 days
Sawasdee Nan Nan	- Bt2.50 to all networks - Cost of SIM: Bt50, 1-year validity
SIM Fifty	- Bt3 for the first minute, Bt1/minute thereafter - Cost of SIM: Bt50
SIM Fifty North	- Call made in northern area: Bt2 for the first minute, Bt1/minute thereafter - Call made outside of northern area: Bt3 for the first minute, Bt1/minute thereafter
Mini SIM	- Bt1.50 to all networks - Cost of SIM: Bt20 * Remark: Mini SIM is offered for limited amounts and to selected subscribers only
Day SIM	- 6am-6pm: Bt0.50/minute - 6pm-6am: Bt2/minute - Cost of SIM: Bt99, Validity: Bt300 for 30 days
Night SIM	- 10pm-10am: Bt0.50/minute - 10am-10pm: Bt2/minute - Cost of SIM: Bt49, Validity: Bt300 for 30 days

Prepaid plans for existing subscribers

Flexi	- Call more than 3 minutes, Tariff: Bt5 for the first minute, Bt0.25/minute thereafter - Call less than 3 minutes, Tariff: Bt3 for the first minute, Bt1/minute thereafter - Monthly charge: Bt30
Short Call	- Bt3 for the first minute, Bt1/minute thereafter
Long Call	- Bt5 for the first minute, Bt0.25/minute thereafter
Day Call	- Bt199/month for unlimited on-net between 5am-5pm - 5pm-5am & Off-net: Bt3 for the first minute, Bt0.50/minute thereafter
Night Call	- Bt159/month for unlimited on-net between 10pm-10am - 10am-10pm& off-net: Bt3 for the first minute, Bt0.50/minute thereafter
SMS Lover	- Bt99/month for 500 SMS - Call charge: Bt3 for the first minute, Bt1/minute thereafter

Postpaid plans for new subscription

GSM 99/month	- Bt1.50/minute to all networks - Call 1 hour pay only 5 minutes, free call on 6th-60th minute for each call
GSM buffet 159/month	Monthly fee: Bt159 **For On-net** - 5am-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute - 5pm-5am: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** - Bt2 for the first minute, then Bt1/minute thereafter
GSM buffet 199/month	Monthly fee: Bt199 **For On-net** - 5am-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute - 5pm-5am: Bt1.50/minute **For off-net** - Bt1.50/minute

Postpaid plans for existing subscribers

GSM buffet 299/month	Monthly fee: Bt299 **For On-net** - 11pm-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute - 5pm-11pm: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** - Bt2 for the first minute, then Bt1/minute thereafter
GSM Night Call 299/month	Monthly fee: Bt299 - 11pm-5pm: Bt2 for the first minute, then Bt0.50/minute thereafter - 5pm-11pm: Free call any network 30 minutes/day, exceed 30 minutes tariff at Bt2 for the first minute, then Bt0.50/minute thereafter
GSM Tam Jai	- Bt250/month, free call 200 minutes - Bt500/month, free call 400 minutes - Bt750/month, free call 600 minutes - Bt1,000/month, free call 800 minutes - Exceed call tariff at Bt1.50/minute

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU (All-in) exclude IC	ARPU (All-in) include IC
Definition	Consolidated service revenue excluding international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	**Include** - Voice - Value-added service (call management, SMS, MMS, data) - International roaming - International call via CAT, TOT - Others **Not include** - Net interconnection revenue - International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	**Include** - Voice - Value-added service (call management, SMS, MMS, data) - International roaming - International call via CAT, TOT - Others - Net interconnection revenue **Not include** - International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
ROE	Return on equity = Net income / average equity between beginning and ending of period

RECEIVED
2008 MAY 19 A 9:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2008

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2008, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2007 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were reviewed by another auditor whose report dated 11 May 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As discussed in note 16 to the financial statements, the consolidated financial statements have been applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 19 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
14 May 2008

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 31 March 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	31 March 2008 (Unaudited)	31 December 2007	31 March 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		14,717,523	8,316,666	3,824,580	3,713,235
Short-term investments		1,733,345	123,443	-	-
Trade accounts receivable	*3, 4*	5,177,444	8,054,188	8,864,107	11,176,551
Amounts due from and loans to related parties	*3*	666	770	94,379	85,019
Receivables for cash card		607,656	599,541	-	-
Value added tax receivables - third party		174,776	136,763	174,776	136,763
Inventories and sparepart inventories for mobile phone network maintenance		2,051,413	1,236,246	129,086	137,111
Other current assets		1,987,484	2,117,998	1,705,317	1,727,884
Total current assets		**26,450,307**	**20,585,615**	**14,792,245**	**16,976,563**
Non-current assets					
Swap and Forward contracts receivable	*15*	111,912	-	111,912	-
Investments in subsidiaries	*5*	-	-	19,583,107	19,457,107
General investment		92,761	92,761	92,761	92,761
Property, plant and equipment	*6*	8,265,113	8,560,947	7,334,343	7,619,071
Assets under concession agreements	*6*	76,432,418	78,527,309	71,671,329	73,445,127
Intangible assets					
Computer software	*6*	1,294,637	1,326,737	1,140,284	1,173,299
Concession rights	*6*	2,482,570	2,596,275	-	-
Goodwill	*6*	6,689,929	6,670,139	-	-
Deferred tax assets		10,076,721	10,031,066	9,180,107	9,128,182
Other non-current assets		784,104	550,803	680,783	445,380
Total non-current assets		**106,230,165**	**108,356,037**	**109,794,626**	**111,360,927**
Total assets		**132,680,472**	**128,941,652**	**124,586,871**	**128,337,490**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 31 March 2008 and 31 December 2007

Liabilities and shareholders' equity	*Note*	**Consolidated financial statements** 31 March 2008 (Unaudited)	**Consolidated financial statements** 31 December 2007	**Separate financial statements** 31 March 2008 (Unaudited)	**Separate financial statements** 31 December 2007
			(in thousand Baht)		
Current liabilities					
Short-term loan from financial institutions	*8*	-	3,492,242	-	3,492,242
Trade accounts payable	*3, 7*	4,155,578	4,218,177	3,786,451	3,915,050
Amounts due to and loans from related parties	*3*	354,800	361,241	7,005,443	13,386,152
Current portion of long-term debentures and long-term loans and finance lease liabilities	*8*	3,991,290	1,544,583	3,983,657	1,535,229
Concession right payable, accrued concession fee and excise tax	*9*	9,720,296	8,373,228	4,328,544	3,161,189
Unearned income - mobile phone service		3,432,715	3,468,899	4,277,474	4,437,360
Advance receipts from customers		881,680	1,014,350	-	-
Income tax payable		4,527,813	3,232,483	3,995,498	2,943,264
Other current liabilities		2,635,718	2,451,353	2,460,256	2,211,922
Total current liabilities		**29,699,890**	**28,156,556**	**29,837,323**	**35,082,408**
Non-current liabilities					
Swap and Forward contracts payable, net	*15*	-	382,837	-	382,837
Long-term debentures and long-term borrowings and finance lease liabilities	*8*	22,225,219	24,929,192	22,216,277	24,920,137
Other non-current liabilities		12,226	12,266	-	-
Total non-current liabilities		**22,237,445**	**25,324,295**	**22,216,277**	**25,302,974**
Total liabilities		**51,937,335**	**53,480,851**	**52,053,600**	**60,385,382**
Shareholders' equity					
Share capital	*10*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,960,311	2,958,123	2,960,311	2,958,123
Reserves					
Share premium	*12*	21,430,420	21,250,964	21,430,420	21,250,964
Advanced receipts for share subscription	*12*	61,913	15,377	61,913	15,377
Unrealised gain from dilution of investment		161,187	161,187	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		55,122,381	49,998,652	47,580,627	43,227,644
Total equity attributable to the Company's shareholders		**80,236,212**	**74,884,303**	**72,533,271**	**67,952,108**
Minority interest		506,925	576,498	-	-
Total shareholders' equity		**80,743,137**	**75,460,801**	**72,533,271**	**67,952,108**
Total liabilities and shareholders' equity		**132,680,472**	**128,941,652**	**124,586,871**	**128,337,490**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of income
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		25,682,092	19,492,675	24,611,962	18,676,151
Revenue from sale of goods		2,965,852	4,005,689	-	-
Total revenues		**28,647,944**	**23,498,364**	**24,611,962**	**18,676,151**
Cost					
Cost of rendering of services and equipment rentals		10,500,207	5,802,226	10,493,767	6,174,381
Concession fee and excise tax		5,156,819	4,814,476	4,832,575	4,406,327
Cost of sale of goods		2,741,873	3,675,830	-	-
Total cost		**18,398,899**	**14,292,532**	**15,326,342**	**10,580,708**
Gross profit		**10,249,045**	**9,205,832**	**9,285,620**	**8,095,443**
Selling and administrative expenses		(2,585,116)	(3,126,406)	(2,593,043)	(2,864,612)
Profit from sales, services and equipment rentals		**7,663,929**	**6,079,426**	**6,692,577**	**5,230,831**
Other operating income		191,749	200,750	134,380	153,600
Net foreign exchange loss		(134,094)	(9,406)	(143,375)	(13,851)
Directors' remuneration		(3,015)	(1,943)	(2,970)	(1,869)
Profit before interest and income tax expenses		**7,718,569**	**6,268,827**	**6,680,612**	**5,368,711**
Interest expense		(374,219)	(447,711)	(460,980)	(498,464)
Income tax expense		(2,199,124)	(1,853,523)	(1,866,649)	(1,471,004)
Net profit		**5,145,226**	**3,967,593**	**4,352,983**	**3,399,243**
Attributable to :					
Equity holders of the parent		5,123,729	3,983,791	4,352,983	3,399,243
Minority interest		21,497	(16,198)	-	-
		5,145,226	3,967,593	4,352,983	3,399,243
Earnings per share (Baht)	*14*				
Basic		1.73	1.35	1.47	1.15
Diluted		1.73	1.35	1.47	1.15

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

		Consolidated financial statements								
				Reserves		Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Unrealised gain on dilution of investment	Appropriated to legal reserve	Unappro-priated	Total equity attributable to the Company's shareholders	Minority interest	Total shareholders' equity
						(in thousand Baht)				
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**161,187**	**500,000**	**52,330,152**	**76,937,953**	**661,056**	**77,599,009**
Changes in shareholders' equity for the period 2007										
Net profit (loss)		-	-	-	-	-	3,983,791	3,983,791	(16,198)	3,967,593
Transfer of advanced receipts to additional shares	*10,11*	333	14,171	(14,504)	-	-	-	-	-	-
Issued of share capital	*10,11*	712	29,942	-	-	-	-	30,654	-	30,654
Advanced receipts for share subscription	*11*	-	-	34,253	-	-	-	34,253	-	34,253
Balance at 31 March 2007		**2,954,592**	**21,022,676**	**34,253**	**161,187**	**500,000**	**56,313,943**	**80,986,651**	**644,858**	**81,631,509**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**161,187**	**500,000**	**49,998,652**	**74,884,303**	**576,498**	**75,460,801**
Changes in shareholders' equity for the period 2008										
Net profit		-	-	-	-	-	5,123,729	5,123,729	21,497	5,145,226
Transfer of advanced receipts to additional shares	*10,11*	219	15,158	(15,377)	-	-	-	-	-	-
Issued of share capital	*10,11*	1,969	164,298	-	-	-	-	166,267	-	166,267
Advanced receipts for share subscription	*11*	-	-	61,913	-	-	-	61,913	-	61,913
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	(91,070)	(91,070)
Balance at 31 March 2008		**2,960,311**	**21,430,420**	**61,913**	**161,187**	**500,000**	**55,122,381**	**80,236,212**	**506,925**	**80,743,137**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of changes in shareholders' equity
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

		Separate financial statements						
			Reserves			Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Unrealised gain from dilution of investment	Appropriated to legal reserve	Unappropriated	Total equity attributable to the Company's shareholders
					(in thousand Baht)			
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**-**	**500,000**	**44,743,033**	**69,189,647**
Changes in shareholders' equity for the period 2007								
Net profit		-	-	-	-	-	3,399,243	3,399,243
Transfer of advanced receipts to additional shares	*10,11*	333	14,171	(14,504)	-	-	-	-
Issued of share capital	*10,11*	712	29,942	-	-	-	-	30,654
Advanced receipts for share subscription	*11*	-	-	34,253	-	-	-	34,253
Balance at 31 March 2007		**2,954,592**	**21,022,676**	**34,253**	**-**	**500,000**	**48,142,276**	**72,653,797**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**-**	**500,000**	**43,227,644**	**67,952,108**
Changes in shareholders' equity for the period 2008								
Net profit		-	-	-	-	-	4,352,983	4,352,983
Transfer of advanced receipts to additional shares	*10,11*	219	15,158	(15,377)	-	-	-	-
Issued of share capital	*10,11*	1,969	164,298	-	-	-	-	166,267
Advanced receipts for share subscription	*11*	-	-	61,913	-	-	-	61,913
Balance at 31 March 2008		**2,960,311**	**21,430,420**	**61,913**	**-**	**500,000**	**47,580,627**	**72,533,271**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from operating activities					
Net profit		5,123,729	3,983,791	4,352,983	3,399,243
Adjustments for					
Depreciation		754,580	740,240	724,581	705,960
Amortisation of computer software		94,071	116,810	89,553	114,565
Amortisation of assets under concession agreements		3,638,320	3,158,311	3,314,525	2,838,161
Amortisation of concession right		113,706	113,706	-	-
Amortisation of goodwill		-	291,726	-	-
Impairment of goodwill		15,140	-	-	-
Amoritsation of deferred charges		22,687	20,464	15,982	13,779
Amortisation of forward and swap premium		3,766	1,386	3,766	1,386
Amortisation of bond issuing cost		1,370	2,679	1,370	2,679
Amortisation discount bill of exchange		7,758	-	7,758	-
Allowance for obsolete spare parts					
for mobile phone network maintenance		16,049	(1,011)	16,049	(1,083)
Interest income		(67,835)	(144,447)	(30,222)	(41,982)
Interest expense		374,219	447,711	460,980	498,464
Loss on write-off of deferred charge		-	140	-	140
Doubtful accounts and bad debts expense		124,065	363,488	122,234	365,628
Allowance for obsolete inventories					
and decline in value of finished goods		8,548	4,143	-	-
Inventory non-paid		(48,167)	-	-	-
Gain on disposals of preperty, plant and equipment		(174)	(6,505)	(118)	(5,871)
Unrealised loss on exchange		97,868	18,144	97,827	18,358
Realised unearned income		-	(8,336)	-	-
Net gain (loss) attributable to minorit interest		21,497	(16,198)	-	-
Decrease in deferred tax income		(45,655)	(154,135)	(51,926)	(163,727)
Income tax expense		2,244,779	2,007,658	1,918,575	1,634,731
		12,500,321	10,939,765	11,043,917	9,380,431

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of cash flows
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
		(in thousand Baht)			
Changes in operating assets and liabilities					
Restricted bank deposits		34,010	138,262	-	-
Trade accounts receivable		2,716,020	(1,032,867)	2,153,551	(1,632,109)
Amounts due from related parties		104	1,854	4,140	(12,379)
Receivables for cash card		(8,115)	(5,781)	-	-
Value added tax receivable - third party		(38,013)	(1,341,996)	(38,013)	(1,341,996)
Inventories		(783,575)	534,721	-	-
Sparepart inventories for mobile network maintenance		(8,023)	(13,157)	(8,023)	(13,157)
Other current assets		141,791	(295,671)	25,163	46,318
Other non-current assets		(255,988)	(91,919)	(251,384)	(84,066)
Trade accounts payable		2,177	62,951	(139,387)	(42,498)
Amounts due to related parties		(6,441)	(192,590)	119,290	(97,503)
Concession right payable, accrued concession fee and excise tax		1,347,068	889,333	1,167,354	734,236
Unearned income-mobile phone service		(36,183)	65,507	(159,886)	100,027
Advance receipts from customers		(132,670)	(227,455)	-	-
Other current liabilities		282,126	1,197,919	375,462	1,198,154
Other non-current liabilities		(40)	134	-	-
Income tax paid		(955,387)	(362,132)	(866,341)	(282,874)
Net cash provided by operating activities		**14,799,182**	**10,266,878**	**13,425,843**	**7,952,584**
Cash flows from investing activities					
Interest received		58,699	162,953	23,861	59,654
Net changes in short-term investments		(1,609,901)	(4,509)	-	-
Additional investment in a subsidiary	*5*	(126,000)	-	(126,000)	-
Proceeds from disposals of property and equipment		1,583	8,356	8,305	7,624
Purchase of property, plant, equipment and computer software		(517,204)	(1,529,400)	(436,942)	(1,393,908)
Purchase of assets under concession agreements		(1,593,444)	(2,985,914)	(1,578,630)	(2,981,753)
Loans to related parties		-	-	(13,500)	(50,100)
Net cash used in investing activities		**(3,786,267)**	**(4,348,514)**	**(2,122,906)**	**(4,358,483)**

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from financing activities					
Interest paid		(473,565)	(576,914)	(589,722)	(614,876)
Repayments of short-term loan from financial institutions		(3,500,000)	(1,000,000)	(3,500,000)	(1,000,000)
Repayments of short-term loans from a subsidiary		-	-	(6,500,000)	-
Repayments of long-term debentures		(750,000)	(3,750,000)	(750,000)	(3,750,000)
Finance lease principal payments		(6,184)	(4,861)	(3,571)	(4,075)
Proceeds from additional share capital		1,969	712	1,969	712
Proceeds from share premium		164,298	29,942	164,298	29,942
Advanced receipts for share subscription		61,913	34,253	61,913	34,253
Net cash used in financing activities		**(4,501,569)**	**(5,266,868)**	**(11,115,113)**	**(5,304,044)**
Net increase (decrease) in cash and cash equivalents		**6,511,346**	**651,496**	**187,824**	**(1,709,943)**
Cash and cash equivalents at beginning of period		6,822,085	11,097,790	3,713,235	3,725,034
Effect of exchange rate changes on balances held in foreign currencies		(76,479)	(7,112)	(76,479)	(7,112)
Cash and cash equivalents at end of period		**13,256,952**	**11,742,174**	**3,824,580**	**2,007,979**

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2008 and 2007 comprise:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash and deposits at financial institutions	11,103,526	5,538,722	3,621,704	1,190,474
Short-term investments with maturities of three months or less	3,613,997	7,709,618	202,876	817,505
	14,717,523	**13,248,340**	**3,824,580**	**2,007,979**
Less restricted bank deposits	(1,460,571)	(1,506,166)	-	-
Total cash and cash equivalents	**13,256,952**	**11,742,174**	**3,824,580**	**2,007,979**

Non cash transactions

Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,820,973	4,349,538	1,588,465	4,240,829

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited
Notes to the interim financial statements
For the three-month period ended 31 March 2008 (Unaudited)

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable
5	Investments in subsidiaries
6	Capital expenditure
7	Trade accounts payable
8	Interest-bearing liabilities
9	Concession right payable
10	Share capital
11	Warrants
12	Reserves
13	Segment information
14	Earnings per share
15	Financial instruments
16	Change in accounting policy
17	Commitments with non-related parties
18	Contingent liabilities
19	Interconnection agreements
20	Significant event
21	Events after the balance sheet date
22	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorized for issue by the directors on 14 May 2008.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.69% (2007: 42.72%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.19% (2007: 19.20%) of the share capital of the Company.

The principal activities of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a license from the National Telecommunications Commission ("NTC").

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalised software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Details of the Company's subsidiaries and jointly controlled entities as at 31 March 2008 and 31 December 2007 were as follows:

			Ownership interest	
Name of the entities	**Type of business**	**Country of incorporation**	31 March 2008	31 December 2007
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99%	99.99%
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00%	51.00%
Datanetwork Solution Co., Ltd.	Service provider of voice/ data communications via telephone line	Thailand	49.00%	49.00%
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99%	99.99%
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55%	98.55%
Data Line Thai Co., Ltd.	Currently ceased operation	Thailand	65.00%	65.00%
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99%	99.99%
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99%	69.99%

			Ownership interest	
Name of the entities	**Type of business**	**Country of incorporation**	31 March 2008	31 December 2007
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.93%	99.93%
Advanced Wireless Network Co., Ltd. (Formerly AIS Wireless Communication Network Co., Ltd.)	Currently not in operation	Thailand	99.93%	99.99%
Super Broadband Network Co., Ltd.	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television	Thailand	99.99%	99.99%
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99%	99.99%

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operation:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements except as disclosed in note 16 to the financial statements.

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 (revised 2007) *Construction Contracts*

Accounting policies and methods of computation applied in the interim financial statements are consistent with those applied in the financial statements for the year ended 31 December 2007, except for the change in accounting policy as discussed in note 16 to the financial statements in respect of discontinue amortising goodwill.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts

Significant transactions for the three-month periods ended 31 March 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Service income				
Subsidiaries	-	-	353	122
Shin Corporation and its related parties	45	42	4	7
Related party of SingTel Strategic Investments Pte Ltd.	211	183	211	183
	256	**225**	**568**	**312**
Sales of prepaid cards				
Subsidiaries	-	-	8,252	8,757
Interest income				
Subsidiaries	-	-	1	1
Other income				
Subsidiaries	-	-	29	62
Shin Corporation and its related parties	1	1	-	-
	1	**1**	**29**	**62**
Rental and other service expenses				
Subsidiaries	-	-	1,252	1,491
Shin Corporation and its related parties	89	82	67	78
SingTel Strategic Investments Pte Ltd. and its related parties	96	97	96	97
	185	**179**	**1,415**	**1,666**
Advertising expense - net*				
Related parties of Shin Corporation	76	114	70	109
Advertising expense – gross **				
Related parties of Shin Corporation	229	309	201	301

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	65	92
Related parties of Shin Corporation	58	48	56	51
	58	**48**	**121**	**143**
Commission expense				
Subsidiary	-	-	357	355
Consulting and management fees				
Related parties of Shin Corporation	-	1	-	1
Interest expense				
Subsidiaries	-	-	87	51
Related party of Shin Corporation	1	-	1	-
	1	**-**	**88**	**51**

Balances as at 31 March 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	4,865	4,571
Shin Corporation and it related parties	20	20	3	3
Related party of SingTel Strategic Investments Pte. Ltd.	146	231	145	231
	166	**251**	**5,013**	**4,805**
Amounts due from related parties				
Subsidiaries	-	-	22	26
Shin Corporation and its related parties	1	1	-	-
	1	**1**	**22**	**26**
Short-term loans to related parties				
Subsidiaries	-	-	73	59
Amounts due from and loan to related parties	**1**	**1**	**95**	**85**

As at 31 March 2008, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 6.24% per annum *(31 December 2007: 6.15% per annum)*. Repayment term is at call.

	Consolidated financial statements		**Separate financial statements**	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	404	466
Related parties of Shin Corporation	8	12	11	15
Related party of SingTel Strategic Investments Pte. Ltd.	56	72	48	72
	64	**84**	**463**	**553**
Amounts due to related parties				
Subsidiaries	-	-	498	367
Related parties of Shin Corporation	290	303	243	261
Related party of SingTel Strategic Investments Pte. Ltd.	65	58	65	58
	355	**361**	**806**	**686**
Short-term loans from related parties				
Subsidiaries	-	-	6,200	12,700

As at 31 March 2008, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 2.75% per annum*(31 December 2007: 3.08% per annum).* Repayment term is at call.

	Consolidated financial statements		**Separate financial statements**	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

As at 31 March 2008, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with option to renew. The Group is committed to pay for such services under these agreements as follows:

	Consolidated financial statements	**Separate financial statements**
	(in million Baht)	
Payment due - within 1 year	36	20

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants *(Million units)*	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 2 April 2007 onward) *(Price)*	*(Ratio)*
27 March 2002 (Grant I)	18.34	17.80	1 : 1	16.45	1:1.06942
30 May 2003 (Grant II)	12.22	13.67	1 : 1	12.27	1:1.11410
31 May 2004 (Grant III)	8.82	36.41	1 : 1	32.68	1:1.11410
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	37.98	1:1.09950
31 July 2006 (Grant V)	6.99	37.68	1 : 1	35.35	1:1.06582

Movements in the number of SHIN's warrants are as follows:

	(Million units)
At 1 January 2008	26.00
Granted	-
Exercised	(0.58)
Cancelled	(2.23)
At 31 March 2008	**23.19**

During the three-month period ended 31 March 2008, the company's directors exercised 0.58 million units of warrants to acquire 0.65 million ordinary shares of SHIN.

4 Trade accounts receivable

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2008	31 December 2007	31 March 2008	31 December 2007
			(in million Baht)		
Related parties	*3*	166	251	5,013	4,805
Other parties		3,233	3,604	2,110	2,216
Accrued income		2,170	4,643	2,103	4,569
		5,569	8,498	9,226	11,590
Less allowance for doubtful account		(392)	(444)	(362)	(413)
Total		**5,177**	**8,054**	**8,864**	**11,177**

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in million Baht)		
Related parties				
Current – 3 months	163	251	4,672	4,452
Overdue 3 – 6 months	3	-	47	45
Overdue 6 – 12 months	-	-	84	93
Overdue over 12 months	-	-	210	215
	166	**251**	**5,013**	**4,805**
Less allowance for doubtful accounts	-	-	-	-
Net	**166**	**251**	**5,013**	**4,805**
Other parties				
Current – 3 months	5,264	7,997	4,091	6,571
Overdue 3 – 6 months	107	177	111	158
Overdue 6 – 12 months	2	45	-	45
Overdue over 12 months	30	28	11	11
	5,403	**8,247**	**4,213**	**6,785**
Less allowance for doubtful accounts	(392)	(444)	(362)	(413)
Net	**5,011**	**7,803**	**3,851**	**6,372**
Total	**5,177**	**8,054**	**8,864**	**11,177**

5 Investments in subsidiaries

Movements on investments during the three-month periods ended 31 March 2008 and 2007 were as follows:

	Separate financial statements	
	2008	2007
	(in million Baht)	
At 1 January	19,457	19,856
Acquisitions	126	-
At 31 March	**19,583**	**19,856**
At 31 December		**19,457**

On 6 March 2007, AIS International Network Company Limited, a subsidiary registered the name change to "AIN GlobalComm Company Limited" with Ministry of Commerce.

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totaling Baht 50 million. Total shares invested represent 99.99% ownership.

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totaling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership has changed from 69.99 % to 99.99 % upon the completion of the transaction.

	(in million Baht)
Selling price	126
Derived net realizable value	(92)
Positive goodwill	**34**

Net realizable value derived from acquisition of Advanced Mpay Co., Ltd. ("AMP") is not adjust to fair value as management is of opinion that AMP's net book value represented fair value at purchasing date on January 23, 2008.

Fair value of assets and liabilities from AMP can be summarized as follows:

	(in million Baht)
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Property plan and equipment	98
Intangible assets	54
Trade account payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realizable value	**305**
Additional holding (%)	30
Derived net realizable value	**92**

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for three-month ended	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 March 2007
	(%)						*(in million Baht)*					
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	335	335	265	265	-	-
Advanced Datanetwork Communications Co., Ltd.	51.00	51.00	958	958	598	598	598	598	-	-	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	-	-	8	8	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	-	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	5,539	5,539	17,761	17,761	-	-
Data Line Thai Co., Ltd.	65.00	65.00	15	15	2	2	2	2	-	-	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	-	-
Advanced Mpay Co., Ltd.	99.99	69.99	300	300	336	210	-	-	336	210	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	-	-
Advance Wireless Network Co., Ltd. (Formerly AIS Wireless Network Co., Ltd.)	99.93	99.93	1	1	1	1	-	-	1	1	-	-
Super Broadband Network Co., Ltd.	99.93	99.93	1	1	1	1	-	-	1	1	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			16,810	16,810	26,057	25,931	6,474	6,474	19,583	19,457	-	-

6 Capital expenditure

Acquisitions, disposals and transfers of property, plant and equipment during the three-month periods ended 31 March 2008 and 2007 were as follows:

	Consolidated financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	471	(1)	(11)	1,355	(2)	(41)
Asset under concession agreement	1,543	-	-	3,922	-	-
Computer software	51	-	11	104	-	41
Goodwill and other asset	291	-	-	92	(1)	-
Total	**2,356**	**(1)**	**-**	**5,473**	**(3)**	**-**

	Separate financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	459	(8)	(11)	1,308	(2)	(41)
Asset Under Concession agreement	1,541	-	-	3,917	-	-
Computer Software	45	-	11	93	-	41
Other asset	251	-	-	84	-	-
Total	**2,296**	**(8)**	**-**	**5,402**	**(2)**	**-**

7 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in million Baht)			
Related parties	*3*	64	84	463	553
Other parties		4,092	4,134	3,323	3,362
Total		**4,156**	**4,218**	**3,786**	**3,915**

8 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in million Baht)		
Current				
Short-term loan from a financial institution	-	3,492	-	3,492
Current portion of long-term borrowings, net	27	28	27	28
Current portion of long-term debentures, net	3,944	1,494	3,944	1,494
Current portion of finance lease liabilities	21	23	13	13
	3,992	5,037	3,984	5,027
Non-current				
Long-term borrowings, net	10,764	10,270	10,764	10,270
Long-term debentures, net	11,419	14,618	11,419	14,618
Finance lease liabilities	42	41	33	33
	22,225	24,929	22,216	24,921
Total	**26,217**	**29,966**	**26,200**	**29,948**

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 March 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	Carrying amount	Fair values	Carrying amount	Fair values
		(in million Baht)		
Long-term debentures	**15,377**	**16,088**	**15,377**	**16,088**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

Movement during the three-month periods ended 31 March 2008 and 2007 of borrowing were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
At 1 January	29,966	33,012	29,948	33,000
Additions	5	4	4	2
Repayments	(4,256)	(4,755)	(4,254)	(4,754)
Unrealised loss (gain) on foreign exchange	493	(194)	493	(194)
Amortisation of bond issuing cost	1	3	1	3
Amortisation of discounted bill of exchange	8	-	8	-
At 31 March	**26,217**	**28,070**	**26,200**	**28,057**

9 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement. On 9 October 1998, there is the amendment named "Amendment to the Unwind Agreement."

During the year 2000, Shin Corporation Public Company Limited ("SHIN"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from SHIN group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

TAC submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding DPC to pay amounts dues comprising principal and interest according to the Unwind agreement black no. 36/2546 on 30 June 2003 and no.62/2546 on 28 October 2003 in an approximately amount of USD 18 million and USD 19 million, respectively, plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made.

On 5 July 2006, TAC has submitted an additional dispute to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office black no. 55/2549 for the last two amounts due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87 million plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made.

On 25 March 2008, the Arbitral has a ruling of Arbitral disputes black No. 62/2003 and 55/2005 that DPC should pay TAC for the total amount of USD 85 million, which is decreased for an approximately amount of USD 21 million from the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum since the due date until the full payment is made.

The dispute back no. 36/2003 is pending on the Arbitration process that is not completed in this period.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million (*31 December 2007: Baht 4,739 million*) but have not provided accrued interest charge for overdue payment. DPC is considering whether to negotiate with TAC or file a case to the Civil Court. However, DPC's management believes that the final result of either alternative shall have no material unfavorable impact to the financial statements of the company.

10 Share capital

	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
	(in million shares)		*(in million Baht)*		
For the three-month period ended 31 March 2007					
At 1 January	4,997	2,954	2,954	20,978	23,932
Issue of shares	-	1	1	44	45
At 31 March	**4,997**	**2,955**	**2,955**	**21,022**	**23,977**
For the three-month period ended 31 March 2008					
At 1 January	4,997	2,958	2,958	21,251	24,209
Issue of shares	-	2	2	179	181
At 31 March	**4,997**	**2,960**	**2,960**	**21,430**	**24,390**

During the three-month period ended 31 March 2008, the Company registered the increase in share capital with the Ministry of Commerce for 2.19 million ordinary shares from the exercise of 1.98 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 2 million and Baht 179 million, respectively.

As at 31 March 2008, the total issued number of ordinary shares is 2,960 million shares *(31 December 2007: 2,958 million shares)* with a par value of Baht 1 per share *(31 December 2007: Baht 1 per share).* All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	**27 March 2002 (Grant I)**	**30 May 2003 (Grant II)**	**31 May 2004 (Grant III)**	**31 May 2005 (Grant IV)**	**31 May 2006 (Grant V)**
Warrants (Million units)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)					
- Price	44.62	39.13	83.84	98.67	87.33
- Ratio	1 : 1.07512	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)					
- Price	44.62	38.32	82.11	96.63	85.52
- Ratio	1 : 1.07512	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors	Employees	Total
		(in million units)	
At 1 January 2008	6.47	19.87	26.34
Granted	-	-	-
Exercised	(0.03)	(2.45)	(2.48)
At 31 March 2008	**6.44**	**17.42**	**23.86**

Exercised warrants

During the three-month period ended 31 March 2008, 0.03 million units and 2.45 million units were exercised by the Company's directors and employees, respectively. The exercises of 2.48 million warrants during this period, and of 0.19 million warrants during the quarter ended 31 December 2007, increased paid-up share capital and premium on share capital by Baht 2 million and Baht 179 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.69 million units or 0.77 million shares on 2 April 2008. The Company received advanced payment from shareholders for the 0.77 million shares in the amount of Baht 62 million in the quarter ended 31 March 2008 (Note 21).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

12 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription months received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

13 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Financial information by business segment for the three-month periods ended 31 March are as follows:

	Consolidated financial statements For the three-month periods ended 31 March							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	25,467	19,269	13	26	202	197	25,682	19,492
Revenue from sales	-	-	2,966	4,006	-	-	2,966	4,006
Total revenues	**25,467**	**19,269**	**2,979**	**4,032**	**202**	**197**	**28,648**	**23,498**
Operating expenses:								
Cost of sales, services and equipment rentals	(15,520)	(10,458)	(2,751)	(3,684)	(128)	(151)	(18,399)	(14,293)
Selling and administrative expenses	(2,396)	(2,945)	(145)	(91)	(47)	(92)	(2,588)	(3,128)
Operating profit (loss)	**7,551**	**5,866**	**83**	**257**	**27**	**(46)**	**7,661**	**6,077**

14 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month periods ended 31 March 2008 and 2007 was based on the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding during each period as follows:

Net profit attributable to ordinary shareholders (basic)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Net profit attributable to ordinary shareholders (basic)	**5,124**	**3,984**	**4,353**	**3,399**

Weighted average number of ordinary shares (basic)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million shares)			
Weighted average number of ordinary shares (basic)	**2,959**	**2,954**	**2,959**	**2,954**
Basic earning per share (Baht)	**1.73**	**1.35**	**1.47**	**1.15**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month periods ended 31 March 2008 and 2007 was based on the net profit attributable to ordinary shareholders for the weighted average number of shares outstanding during each period as follows:

Net profit attributable to ordinary shareholders (diluted)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Net profit attributable to ordinary shareholders (diluted)	**5,124**	**3,984**	**4,353**	**3,399**

Weighted average number of ordinary shares (dilute)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million shares)			
Weighted average number of ordinary shares (basic)	2,959	2,954	2,959	2,954
Effect of shares options on issue during the period	3	-	3	-
Weighted average number of ordinary shares (diluted)	**2,962**	**2,954**	**2,962**	**2,954**
Diluted earning per share (Baht)	**1.73**	**1.35**	**1.47**	**1.15**

15 Financial instruments

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Swap contracts receivable	9,730	9,162	9,730	9,162
Swap contracts payable	(9,485)	(9,485)	(9,485)	(9,485)
Total swap contracts receivable (payable), net	**245**	**(323)**	**245**	**(323)**
Forward contracts receivable	1,053	1,128	1,053	1,128
Forward contracts payable	(1,186)	(1,188)	(1,186)	(1,188)
Total forward contracts receivable (payable), net	**(133)**	**(60)**	**(133)**	**(60)**
Total swap and forward contracts Receivables (payable), net	**112**	**(383)**	**112**	**(383)**

The carrying amounts and fair values of swap and forward contracts are as follows:

	Consolidated financial statements			
	Carrying amounts		Fair values	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Swap contracts	9,485	9,485	9,212	9,032
Forward contracts	1,189	1,189	1,124	1,196

	Separate financial statements			
	Carrying amounts		Fair values	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Swap contracts	9,485	9,485	9,212	9,032
Forward contracts	1,189	1,189	1,124	1,196

16 Change in accounting policy

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation. Amortisation was charged to the statement of income over the estimated useful life of 15 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) *"Business Combinations"* which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the three-month period ended 31 March 2008 is to:

- reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 292 million, with a corresponding increase in reported profit for the period.

- increase the charge to the statement of income for loss on impairment in value of goodwill by Baht 15 million, with a corresponding decrease in reported profit for the period.

17 Commitments with non-related parties

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million)			
Capital commitments				
Contracted but not provided for				
Assets under concession agreements				
Thai Baht	3,263	2,900	3,253	2,889
US Dollars	42	34	42	34
Japanese Yen	274	483	274	483
Euro	2	1	2	1
Property and equipment				
Thai Baht	259	300	230	260
US Dollars	14	16	6	5
Service maintenance agreements				
Thai Baht	1,426	1,444	1,337	1,358
US Dollars	18	5	15	5
Japanese Yen	91	52	91	52
SG Dollars	-	1	-	-

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in million Baht)			
Non-cancellable operating lease commitments				
Within one year	1,353	1,360	1,066	1,066
After one year but within five years	1,595	1,702	1,477	1,536
After five years	11	16	11	16
Total	**2,959**	**3,078**	**2,554**	**2,618**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 month to 7 years 6 months with options to renew.

18 Contingent liabilities

At 31 March 2008, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately 3,769 million *(31 December 2007: Baht 3,785 million)* on a consolidated basis and Baht 2,965 million *(31 December 2007: Baht 2,977 million)* on a Company basis.

19 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

20 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

On 25 March 2008, the Company's submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Between the Company and Hutchison CAT Wireless Multimedia Company Limited ("HUTCH")

On 28 March 2008, Hutchison CAT Wireless Multimedia Company Limited ("Hutch") has submitted the black case no.1634/2551 to the Civil Court against the Company as the defendant requesting the Company to pay compensation for the wrongful acts amounting to Baht 29,955 million on the ground that the Company has impeded the interconnection between HUTCH subscriber and the Company subscriber.

At present, the Company is in the procedure of testimony preparation. The Company's management believes that the outcome of the case should be favourable to the Company due to the fact that Hutch has no right to file a case because Hutch is only a company acting on a marketing role for CAT Telecom Public Company Limited ("CAT"), not a licensed mobile phone operator. Besides, there is no direct interconnection between the Company and Hutch and no impediment of the interconnection has been made which shall cause damage to Hutch.

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 12 March 2008, DPC submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no.1245/2551 to the Civil Court against the Company as the defendant no.1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no.2 requesting the Company and the subsidiary to pay compensation for damage up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialing service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialing from no.005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber until it is making the misunderstand to the subscriber that pressing of the symbol "+" is pressing no.001.

At present, the said case is in the procedure of testimony preparation by the Company and the subsidiary. The management believes that the result of the said case shall have no material impact to financial statements of the Company. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialing operator. So, the Company has not infringed and made damage to CAT.

21 Event after the balance sheet date

Warrants granted to directors and employees – exercised

As mentioned in Note 11, during the three-month period ended 31 March 2008, the Company's warrants of 0.05 million units, 0.43 million units, 0.04 million units and 0.17 million units were exercised at Baht 38.32 each, Baht 82.11 each, Baht 96.63 each and Baht 85.52 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 April 2008.

In April 2008, a total of 0.06 million units of the Company's warrants were exercised at Baht 82.11 each. The Company registered the increase in the share capital with the Ministry of Commerce on 6 May 2008.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,960 million to Baht 2,961 million, and from Baht 21,430 million to Baht 21,497 million, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 10 April 2008, the shareholders passed a resolution to approve a declaration of dividend for 2,960 million shares of Baht 3.30 each, totaling Baht 9,769 million. The dividend will be paid to the shareholders on 8 May 2008.

Additional investments in subsidiaries

On 21 April 2008, the Company invested in Super Broadband Network Company Limited ("SBN") of 2,990,000 ordinary shares with a par value of Baht 100 per share, totaling Baht 299 million. Total shares invested represent 99.99% ownership.

Issued long-term debentures

On 30 April 2008, the Company issued 4.0 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 4,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first two years and 4.90% p.a. for the last three years, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 30 April 2013.

22 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

AIS

RECEIVED

2008 MAY 19 A 9: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 14, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

Stock Exchange of Thailand Filing, AIS-CP 068/2008

Subject: Notification of the liquidation of a subsidiary.

Date: May 14, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

AIS-CP 068/ 2008

May 14, 2008

Subject: Notification of the liquidation of a subsidiary.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to notify that Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its total shares had registered the dissolution of a company with the Business Development Department, the Ministry of Commerce, on November 29, 2007. DLT is completed the process of liquidation and as a result is dissolved as a juristic entity effective on May 13, 2008.

DLT had not been operating the business since 2007. Therefore, the liquidation of DLT has not affected the business operation of the Company.